Exhibit 99.1

GDS to Report Fourth Quarter and Full Year 2020 Financial Results After the Close of the U.S. Market on March 10, 2021

SHANGHAI, China, February 26, 2021 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it will report its fourth quarter and full year 2020 unaudited financial results after the close of the U.S market on March 10, 2021 and before the opening of the Hong Kong market on March 11, 2021.

The Company’s management will host an earnings conference call at 7:00 PM U.S. Eastern Time on Wednesday, March 10, 2021 (8:00 AM  Hong Kong time on Thursday, March 11, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

Mainland China:	400-620-8038

Conference ID:	6199036

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until March 18, 2021 08:59 AM U.S. ET:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

Mainland China:	400-632-2162

Replay Access Code:	6199036

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited